UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For October 29, 2010	Commission File Number: 1-34513

CENOVUS ENERGY INC.

(Translation of registrant’s name into English)

4000, 421 – 7th Avenue S.W.

Calgary, Alberta, Canada  T2P 4K9

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☐   Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ________

Exhibits 99.2, 99.3 and 99.4 to this report, furnished on Form 6-K, shall be incorporated by reference into or as an exhibit to, as applicable, each of the registrant’s Registration Statements under the  Securities Act of 1933: Form F-3 (File No. 333-166419) and Form S-8 (File No. 333-163397).

DOCUMENTS FILED AS PART OF THIS FORM 6-K

See the Exhibit Index to this Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  October 29, 2010

CENOVUS ENERGY INC.
(Registrant)

By:	/s/ Rachel L. Desroches
Name: Rachel L. Desroches
Title: Assistant Corporate Secretary

Form 6-K Exhibit Index

Exhibit No.

99.1	News Release dated October 28, 2010

99.2	Management’s Discussion and Analysis dated October 27, 2010 for the period ended September 30, 2010

99.3	Interim Consolidated Financial Statements (unaudited) for the period ended September 30, 2010

99.4	Supplemental – Interest Coverage Ratio (unaudited) Exhibit to September 30, 2010 Interim Consolidated Financial Statements

99.5	Form 52-109F2 Full Certificate, dated October 28, 2010, of Brian C. Ferguson, President & Chief Executive Officer

99.6	Form 52-109F2 Full Certificate, dated October 28, 2010, of Ivor M. Ruste, Executive Vice-President & Chief Financial Officer